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                             June 24, 2021

       Inna Braverman
       Chief Executive Officer
       EWPG Holding AB (publ)
       52 Derech Menachem Begin St.
       Tel Aviv-Yafo, Israel 6713701

                                                        Re: Eco Wave Power
Global AB (publ)
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 21, 2021
                                                            File No. 333-256515

       Dear Ms. Braverman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1/A filed June 21, 2021

       Dilution , page 46

   1. Please present dilution assuming the underwriters exercise their option to purchase additional American
Depositary Shares in this offering.
       Exhibits, page II-2

   2. Please have your independent registered public accounting firm correct its consent filed as exhibit 23.1. The
consent references the registration statement on Form F-1 of Eco Wave
                                                        Power Global AB (publ),
but it appears that it should reference the amendment on Form
                                                        F-1/A.
 Inna Braverman
EWPG Holding AB (publ)
June 24, 2021
Page 2


        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Staff Attorney, at
(202) 551-3844, or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNameInna Braverman
                                                         Division of
Corporation Finance
Comapany NameEWPG Holding AB (publ)
                                                         Office of Energy &
Transportation
June 24, 2021 Page 2
cc:       Howard Berkenblit
FirstName LastName